AVEO Pharmaceuticals, Inc.

One Broadway, 14th floor

Cambridge, MA 02142

December 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AVEO Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-221837

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AVEO Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-221837), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. on December 15, 2017, or as soon thereafter as practicable.

Very truly yours,

AVEO PHARMACEUTICALS, INC.

By:	/s/ Matthew Dallas
Name: Matthew Dallas
Title: Chief Financial Officer